SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                  (Rule 13d-1)


                    Under the Securities Exchange Act of 1934
                              (Amendment No.----)1

                              PanAmSat Corporation
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   697933-10-9
                                -----------------
                                 (CUSIP Number)

          James W. Cuminale, PanAmSat Corporation, One Pickwick Plaza,
                       Greenwich CT 06830 (203) 622-6664
                       ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                  May 16, 1997
                                -----------------
             (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d1 (b)(3) or (4), check the following box |_|.



---------------------


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise be subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 2 of 11 Pages

--------- ======================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                Article VII Trust Created Under the Rene Anselmo Revocable Trust Dated June 10, 1994 (the "Article VII Trust")

--------- ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                       (b)  |_|

--------- ======================================================================
3         SEC USE ONLY


--------- ======================================================================
4         SOURCE OF FUNDS*
                       OO
--------- ======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|

--------- ======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Connecticut
--------- ======================================================================
                            ------- ============================================
                            7       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares

                            ------- ============================================
      BENEFICIALLY          ------- ============================================
                            8       SHARED VOTING POWER
        OWNED BY                             12,829,296 shares

                            ------- ============================================
                            ------- ============================================
      EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                             0 shares

       PERSON WITH          ------- ============================================
                            ------- ============================================
                            10      SHARED DISPOSITIVE POWER
                                             0 shares

                            ------- ============================================
--------- ======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,829,296 shares

--------- ======================================================================
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- ======================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.6% of PanAmSat Corporation Common Stock, par value $.01 per share.

--------- ======================================================================
14        TYPE OF REPORTING PERSON*
                   00

--------- ======================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 3 of 11 Pages

--------- ======================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Mary Anselmo

--------- ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                       (b)  |_|

--------- ======================================================================
3         SEC USE ONLY


--------- ======================================================================
4         SOURCE OF FUNDS*
                        OO
--------- ======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|

--------- ======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------- ======================================================================
                            ------- ============================================
                            7       SOLE VOTING POWER
     NUMBER OF SHARES                        837,707 shares

                            ------- ============================================
       BENEFICIALLY         ------- ============================================
                            8       SHARED VOTING POWER
         OWNED BY                            12,829,296 shares
                            ------- ============================================
                            ------- ============================================
       EACH REPORTING       9       SOLE DISPOSITIVE POWER
                                             13,667,003 shares
        PERSON WITH         ------- ============================================
                            ------- ============================================
                            10      SHARED DISPOSITIVE POWER
                                             0 shares
                            ------- ============================================
--------- ======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   13,667,003

--------- ======================================================================
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- ======================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.2% of PanAmSat Corporation Common Stock, par value $.01 per share

--------- ======================================================================
14        TYPE OF REPORTING PERSON*
                   IN
--------- ======================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 4 of 11 Pages


--------- ======================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Reverge Anselmo

--------- ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                       (b)  |_|

--------- ======================================================================
3         SEC USE ONLY

--------- ======================================================================
4         SOURCE OF FUNDS*
                      00
--------- ======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|
--------- ======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------- ======================================================================
                            ------- ============================================
                            7       SOLE VOTING POWER
     NUMBER OF SHARES                        307,826 shares

                            ------- ============================================
       BENEFICIALLY         ------- ============================================
                            8       SHARED VOTING POWER
         OWNED BY                            12,829,296 shares
                            ------- ============================================
                            ------- ============================================
      EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                             307,826 shares
        PERSON WITH         ------- ============================================
                            ------- ============================================
                            10      SHARED DISPOSITIVE POWER
                                             0 shares
                            ------- ============================================
--------- ======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   307,826 shares

--------- ======================================================================
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X| Excludes 12,829,296 shares as to which beneficial ownership is disclaimed.

--------- ======================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1% PanAmSat Corporation Common Stock, par value $.01 per share

--------- ======================================================================
14        TYPE OF REPORTING PERSON*
                   IN

--------- ======================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 5 of 11 Pages


--------- ======================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Lourdes Saralegui

--------- ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                      (b)  |_|

--------- ======================================================================
3         SEC USE ONLY

--------- ======================================================================
4         SOURCE OF FUNDS*
                        OO
--------- ======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|

--------- ======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------- ======================================================================
                            ------- ============================================
                            7       SOLE VOTING POWER
     NUMBER OF SHARES                        187,049 shares

                            ------- ============================================
       BENEFICIALLY         ------- ============================================
                            8       SHARED VOTING POWER
        OWNED BY                             12,829,296 shares
                            ------- ============================================
                            ------- ============================================
      EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                             187,049 shares
       PERSON WITH          ------- ============================================
                            ------- ============================================
                             10      SHARED DISPOSITIVE POWER
                                             0 shares
                            ------- ============================================
--------- ======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   187,049 shares

--------- ======================================================================
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X| Excludes 12,829,296 shares as to which beneficial ownership is disclaimed.

--------- ======================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1% of PanAmSat Corporation Common Stock, par value $.01 per share

--------- ======================================================================
14        TYPE OF REPORTING PERSON*
                   IN
--------- ======================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 6 of 11 Pages


--------- ======================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Frederick A. Landman

--------- ======================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |X|
                                                                     (b)  |_|

--------- ======================================================================
3         SEC USE ONLY

--------- ======================================================================
4         SOURCE OF FUNDS
                       00
--------- ======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e) |_|
--------- ======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------- ======================================================================
                            ------- ============================================
                            7       SOLE VOTING POWER
     NUMBER OF SHARES                        2,476,529 shares

                            ------- ============================================
       BENEFICIALLY         ------- ============================================
                            8       SHARED VOTING POWER
        OWNED BY                             12,829,296 shares
                            ------- ============================================
                            ------- ============================================
      EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                             2,476,529 shares
                            ------- ============================================
       PERSON WITH          ------- ============================================
                            10      SHARED DISPOSITIVE POWER
                                             0 shares
                            ------- ============================================
--------- ======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,476,529 shares
--------- ======================================================================
--------- ======================================================================
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X| Excludes 12,829,296 shares as to which beneficial ownership is disclaimed.

--------- ======================================================================
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7% of PanAmSat Corporation Common Stock, par value $.01 per share

--------- ======================================================================
14        TYPE OF REPORTING PERSON*
                   IN

--------- ======================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 7 of 11 Pages


Explanatory Note:     Mary Anselmo, Reverge Anselmo, Frederick A.Landman and
                      Lourdes Saralegui are joint trustees (the "Joint
                      Trustees") under the Article VII Trust Created Under the
                      Rene Anselmo Revocable Trust dated June 10, 1994, which was created by Rene Anselmo (the former Chairman of the Board and Chief Executive Officer of PanAmSat
                      International Systems, Inc., formerly known as PanAmSat
                      Corporation) and succeeded to all of the stock owned by him on the date of his death. Mrs. Anselmo has the sole power to require or prohibit the sale of the shares owned by this trust and is the principal beneficiary of these shares. Mrs. Anselmo claims beneficial ownership of the shares held by the Article VII Trust. Mr. Anselmo, Mr.
                      Landman and Ms. Saralegui disclaim beneficial ownership of the shares held by the Article VII Trust.


Item 1.               Security and Issuer

(a) The security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of PanAmSat Corporation, a Delaware corporation (the "Company"). Holders of the Common Stock are entitled to cast one vote per share. The Common Stock is quoted on the Nasdaq National Market System.

(b)                   PanAmSat Corporation, One Pickwick Plaza, Greenwich,
                      Connecticut  06830.


Item 2.               Names of Persons Filing

(a) This statement is filed by the Article VII Trust, Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui, each of whom is sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

(b) The address for each Reporting Person is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut, 06830.

(c) Frederick A. Landman is President and Chief Executive Officer and a director of the Company and Lourdes Saralegui is Executive Vice President of the Company. The Company is a world leader in providing commercial satellite-based communications services. The Company operates a global network of 14 state-of-the-art satellites supported by more than 400 professionals on five continents. The Company provides broadcast telecommunications and Internet access services worldwide. Mary Anselmo is retired. Reverge Anselmo is a professional writer and he is self-employed.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws.

(f)                   Each Reporting Person who is a natural person is a U.S.
                      Citizen.

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 8 of 11 Pages

Item 3.               Source and Amount of Funds or Other Consideration

                      On May 16, 1997, Hughes Communications, Inc. ("HCI") and PanAmSat International Systems, Inc. (formerly known as PanAmSat Corporation, "Old PanAmSat") combined their satellite operations pursuant to an Agreement and Plan of Reorganization, dated as of September 20, 1996, as amended as of April 4, 1997 (the "Reorganization Agreement"), between HCI and certain of its subsidiaries and Old PanAmSat. The transaction was consummated through the merger (the "Merger") of a wholly owned subsidiary of a newly formed holding company (the "Company"), with and into Old PanAmSat and a contribution of the satellite services business of HCI to the Company, with the result that Old PanAmSat became a wholly owned subsidiary of the Company and the Company became the owner and operator of the HCI satellite services business. Following the Merger, Old PanAmSat was renamed PanAmSat International Systems, Inc. ("PISI") and the Company was renamed PanAmSat Corporation. Upon consummation of the Merger, each outstanding share of (a) Class A Common Stock, par value $0.01 per share of Old PanAmSat and (b) common stock, par value $0.01 per share of Old PanAmSat, held by the Reporting Persons (collectively, "Old PanAmSat Common Stock") was converted into the right to receive, at the holder's election (the "Elections"), (i) one share of common stock, par value $0.01 per share of the Company ("Company Common Stock"), subject to proration, (ii) $15 in cash plus one-half share of Company Common Stock or
                      (iii) $30 in cash, subject to proration (a "Cash Election"). Old PanAmSat retained Boston EquiServe to serve as Exchange Agent in connection with the Elections. The Elections were computed and in accordance with the Reorganization Agreement, Cash Elections were prorated, so that shares with respect to which Cash Elections had been made received approximately $16.38 and 0.45 shares of Company Common Stock in exchange for each share of Old PanAmSat Common Stock. A Copy of the Reorganization Agreement was filed with the Securities and Exchange Commission as an exhibit to the Company's (under its former name of Magellan International, Inc.) Form S-4 Registration Statement on April 16, 1997 and is incorporated herein by reference.

Item 4.               Purpose of Transaction

                      The Reporting Persons acquired the Company's Common Stock for investment purposes as consideration in the Merger discussed in Item 3. For the information required by this Item, see the discussion in Item 3.


Item 5.               Interest in Securities of the Issuer

                      For the information required by Item 5 (a) and (b), see
                      Schedule I attached to this Schedule 13D. For the information required by Item 5 (c), see the description of the Merger discussed in Item 3. Items 5 (d) and (e) are not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                      For a description of the Reorganization Agreement, see the discussion in Item 3. Concurrently with the consummation of the Merger, (i) the Company, HCI and certain stockholders of Old PanAmSat entered into an Amended and Restated Stockholder Agreement, whereby such parties agreed, among other things, (a) to certain restrictions

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 9 of 11 Pages

                      with respect to HCI, such stockholders and the Company regarding the sale of shares of Company Common Stock and additional restrictions on HCI and its affiliates regarding the purchase of more than 81% of the outstanding shares of Company Common Stock; (b) to designate directors to the Company's Board of Directors; and (c) that Hughes Electronics Corporation ("HE"), the indirect parent of HCI, and any entity owned 50% or more by HE, would not compete with the Company; (ii) the Company, HCI and certain of its subsidiaries and the former holders of Class A Common Stock of PISI (the "Class A Holders") also entered into an Amended and Restated Registration Rights Agreement pursuant to which HCI and such subsidiaries and the Class A Holders will have, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Company Common Stock held by them, provided that the aggregate value of such shares is at least $100,000,000; and (iii) the Company and Frederick A. Landman, its President and Chief Executive Officer, entered into an Employment Agreement under which if Mr. Landman's employment with the Company terminates for any reason during the first year following May 16, 1997, (a) Mr. Landman will have the right under certain circumstances and subject to certain conditions and exceptions to require the Company to register all or a portion of the shares of Company Common Stock held by him and (b) in the event that Mr. Landman demands such registration of his Company Common Stock, the Company will have the right to purchase any or all of the shares of Company Common Stock covered by such a demand at the trailing 30 day average closing price of such stock. Copies of the Amended and Restated Stockholders Agreement, the Amended and Restated Registration Rights Agreement and the Employment Agreement are attached as exhibits 3, 4 and 5 respectively, and are incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 10 of 11 Pages


Item 7.               Material to be Filed as Exhibits

          Exhibit 1. Agreement and Plan of Reorganization dated as of September 20, 1996, by and among Hughes Communications, Inc., Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc., Magellan International, Inc., and PanAmSat Corporation.*

          Exhibit 2. Amendment to Agreement and Plan of Reorganization dated as of April 4, 1997, by and among Hughes Communications, Inc., Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc., Magellan International, Inc., and PanAmSat Corporation.*

          Exhibit 3. Amended and Restated Stockholder Agreement, dated as of May 16, 1997, by and among Magellan International, Inc., Hughes Communications, Inc., Satellite Company L.L.C. and the former holders Class A Common Stock of PanAmSat International Systems, Inc.**

          Exhibit 4. Amended and Restated Registration Rights Agreement, dated as of May 16, 1997, by and among Magellan International, Inc., Hughes Communications, Inc., Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Satellite Company, L.L.C. and the former holders of Class A Common Stock of PanAmSat International Systems, Inc.**

          Exhibit 5. Employment Agreement, dated as of May 15, 1997, by and between Magellan International, Inc. and Frederick A. Landman.**



----------------------
             * Filed with the Securities and Exchange Commission as an exhibit to Magellan International, Inc.'s Form S-4 Registration Statement (No. 333-25293) on April 16, 1997 and incorporated herein by reference.

             **       Filed herewith.

                                  SCHEDULE 13D

CUSIP No. 697933-10-9                                  Page 11 of 11 Pages





Signature:

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 1997




                                  Name:   /s/ Mary Anselmo
                                          --------------------------------------
                                          Mary Anselmo, individually and as a
                                          trustee of the Article VII Trust
                                          created by the RENE ANSELMO REVOCABLE
                                          TRUST DATED JUNE 10, 1994.




                                  Name:   /s/ Frederick A. Landman
                                          --------------------------------------
                                          Frederick A. Landman, as a trustee of
                                          the Article VII Trust created by the
                                          RENE ANSELMO REVOCABLE TRUST DATED
                                          JUNE 10, 1994.




                                  Name:   /s/ Lourdes Saralegui
                                          --------------------------------------
                                          Lourdes Saralegui, as a trustee of the
                                          Article VII Trust created by the RENE
                                          ANSELMO REVOCABLE TRUST DATED JUNE 10,
                                          1994.




                                  Name:   /s/ Reverge Anselmo
                                          --------------------------------------
                                          Reverge Anselmo, as a trustee of the
                                          Article VII Trust created by the RENE
                                          ANSELMO REVOCABLE TRUST DATED JUNE 10,
                                          1994.


                                   Schedule I
                                   ----------


                                                                     ----------------------------            -------------------
                                                                      Power to Vote or Direct Vote             Power  to Dispose
------------------------------------------------------------------------------------------------------------------------------------
                                                                            /            \                       /           \
                                 Amount of          Percentage
                               Common Stock        Ownership of
Name and Address              Beneficially Owned   Common Stock          Sole               Shared            Sole          Shared
------------------------------------------------------------------------------------------------------------------------------------

Article VII Trust(1)(2)         12,829,296           8.6%                0               12,829,296             0             0

------------------------------------------------------------------------------------------------------------------------------------

Mary Anselmo(1)(2)(3)           13,667,003           9.2%             837,707            12,829,296        13,667,003         0

------------------------------------------------------------------------------------------------------------------------------------

Reverge Anselmo(1)(2)(3)           307,826              *             307,826            12,829,296          307,826          0

------------------------------------------------------------------------------------------------------------------------------------

Lourdes Saralegui(1)(2)(3)         187,049              *             187,049            12,829,296          187,049          0

------------------------------------------------------------------------------------------------------------------------------------

Frederick A. Landman (1)(2)(3)   2,476,529           1.7%           2,476,529            12,829,296         2,476,529         0

------------------------------------------------------------------------------------------------------------------------------------


-----------------

* Less than 1%.

1 The address for such person is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, CT 06830.

2 Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui are joint trustees (the "Joint Trustees") under the Article VII Trust Created Under the Rene Anselmo Revocable Trust dated June 10, 1994, which was created by Rene Anselmo (the former Chairman of the Board and Chief Executive Officer of PanAmSat International Systems, Inc., formerly known as PanAmSat Corporation) and succeeded to all of the stock owned by him on the date of his death. Mrs. Anselmo has the sole power to require or prohibit the sale of the shares of Company Common Stock owned by this trust and is the principal beneficiary of the trust. The shares of Company Common Stock shown to be owned by Mrs. Anselmo include 12,829,296 shares of Company Common Stock held by the Article VII Trust for which Mrs. Anselmo claims beneficial ownership. The shares of Company Common Stock shown to be owned by Mr. Anselmo, Ms. Saralegui and Mr. Landman exclude the 12,829,296 shares of Company Common Stock held by the Article VII Trust for which Mr. Anselmo, Ms. Saralegui and Mr. Landman each disclaim beneficial ownership.

3. The percentage ownership of Company Common Stock for Mrs. Anselmo includes the shares of Company Common Stock held by the Article VII Trust for which she claims beneficial ownership. The percentage ownership of Company Common Stock for Mr. Anselmo, Ms. Saralegui and Mr. Landman exclude the shares of Company Common Stock held by the Article VII Trust for which they each disclaim beneficial ownership.